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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                        SEC File Number 33-93464
                                                        CUSIP Number 25-3579 AA4
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(Check One):
  [_]  Form 10-K and Form 10-KSB    [_]  Form 11-K

  [_]  Form 20-F    [X]  Form 10-Q and Form 10-QSB    [_]  Form N-SAR

  For period ended:  June 30, 2000
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  [_]  Transition Report on Form 10-K

  [_]  Transition Report on Form 20-F

  [_]  Transition Report on Form 11-K

  [_]  Transition Report on Form 10-Q

  [_]  Transition Report on Form N-SAR

  For the transition period ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I

                             REGISTRANT INFORMATION




  Full Name of Registrant             Dictaphone Corporation
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  Former Name if Applicable
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  Address of Principal Executive Office (Street and Number)   3191 Broadbridge
                                                           --------------------
  Avenue
  ------

  City, State and Zip Code            Stratford, Connecticut 06614
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                                    PART II
                            RULES 12B-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                      (a)    The reasons described in reasonable detail in Part
                             III of this form could not be eliminated without
                             unreasonable effort or expense;
     [X]              (b)    The subject annual report, semi-annual report,
                             transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                      (c)    The accountant's statement or other exhibit
                             required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Dictaphone Corporation ("Dictaphone") was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 within the prescribed time period. Lernout & Hauspie Speech Products N.V. acquired Dictaphone during the reporting period and is applying purchase method accounting to the acquisition. Due to the additional time necessary to complete its financial statements as a result of the application of purchase method accounting, Dictaphone is unable to file its 10-Q on time. These reasons could not be eliminated without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Daniel P. Hart, General Counsel           203             381-7000
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                 (Name)                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              Yes [X]    No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              Yes [X]    No [_]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Dictaphone anticipates that it will report a net loss of approximately $46 million for the quarter ended June 30, 2000, as opposed to a net loss of $1.4 million for the quarter ended June 30, 1999. This loss is primarily attributable to three factors: the adoption on May 1, 2000 of the business practices and revenue recognition assumptions and estimates used by Lernout & Hauspie, the absence of Contract Manufacturing revenue in May and June, consistent with the decision to dispose of Dictaphone's manufacturing operations and a generally lower rate of new orders during the second quarter.

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                            Dictaphone Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2000            By:   /s/ Carl Dammekens
                                       ----------------------------------
                                       Name:  Carl Dammekens
                                       Title:    Chief Financial Officer